UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 2

NORTEK, INC.

(Name of Subject Company)

NORTEK, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

656559309

(CUSIP Number of Class of Securities)

Kevin W. Donnelly

Senior Vice President, General Counsel & Secretary

500 Exchange Street

Providence, Rhode Island 02903

(401) 751-1600

(Name, address and telephone numbers of person authorized to receive notice and communications
on behalf of the persons filing statement)

With copies to:
Frederick S. Green
767 Fifth Avenue
New York, New York 10153
(212) 310-8007

[]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 ("*Amendment No. 2*") amends and supplements Item 8 in the Solicitation/ Recommendation Statement on Schedule 14D-9 filed by Nortek, Inc. (the "*Company*") with the U.S. Securities Exchange Commission on July 8, 2016 (as amended and supplemented from time to time, the "*Schedule 14D-9*"). The Schedule 14D-9 relates to the tender offer by Nevada Corp. ("*Purchaser*"), an indirect wholly owned subsidiary of Melrose Industries PLC ("*Melrose*"), to purchase all of the Company's outstanding common stock, par value of $0.01 per share (the "*Shares*") for $86.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Melrose dated July 8, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.   *Additional Information to be Furnished.*

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the section captioned "Stockholder Approval of the Merger Not Required" and before the section captioned "Annual and Quarterly Reports" the disclosure set forth below:

"Other Approvals.

Melrose is required to seek the approval of its shareholders for (i) the acquisition of the Company for purposes of the United Kingdom stock exchange listing rules, (ii) the creation and authorization of the issuance of ordinary shares of Melrose for purposes of Melrose's rights issue of its ordinary shares to its shareholders and (iii) authorization of the directors of Melrose to cancel the listing of securities of Melrose on the premium listing segment of the official list maintained by the UKLA (the "*Official List*") and to re-admit the securities of Melrose to the standard listing segment of the Official List and to trading on the London Stock Exchange's main market for listed securities. The shareholder approvals set forth in clauses (i) and (ii) above will require a simple majority of the votes cast thereon at the Melrose general meeting. The shareholder approval set forth in clause (iii) will require 75% of the votes cast thereon at the Melrose general meeting.

On July 25, 2016, Melrose issued a press release, a copy of which is filed as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference, announcing that Melrose's shareholders approved (i) the acquisition of the Company by Melrose for purposes of the United Kingdom stock exchange listing rules, (ii) the creation and authorization of the issuance of ordinary shares of Melrose for purposes of Melrose's rights issue of its ordinary shares to its shareholders and (iii) the authorization of Melrose to cancel the listing of Melrose's shares on the premium listing segment and to re-admit the listing of such shares on the standard listing segment with respect to the trading of Melrose's shares on the London Stock Exchange. Therefore, the requirement that Melrose seek the approval of its shareholders as a condition to the Offer has been satisfied."

Item 9.   *Exhibits*

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document
(a)(1)(H)	Press release issued by Melrose on July 25, 2016 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed by Melrose and Nevada Corp. on July 25, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 25, 2016

NORTEK, INC.

By: /s/ Kevin W. Donnelly

Name: Kevin W. Donnelly

Title: Senior Vice President, General Counsel & Secretary